UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO Section 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO Section 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Klaviyo, Inc.

(Name of Issuer)

Series A Common Stock, par value $0.001 per share

(Title of Class of Securities)

49845K101

(Cusip Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 49845K101

1	NAMES OF REPORTING PERSONS Sands Capital Global Innovation Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,760,398
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,760,398

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,760,398
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8% [1]
12	TYPE OF REPORTING PERSON (See Instructions) PN

[1]	The percentages set forth herein are calculated based on 72,592,767 shares of Series A Common Stock outstanding as of July 31, 2024.

13G

CUSIP No. 49845K101

1	NAMES OF REPORTING PERSONS Sands Capital Global Innovation Fund II-KLV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 748,919
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 748,919

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 748,919
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0% [1]
12	TYPE OF REPORTING PERSON (See Instructions) PN

[1]	The percentages set forth herein are calculated based on 72,592,767 shares of Series A Common Stock outstanding as of July 31, 2024.

13G

CUSIP No. 49845K101

1	NAMES OF REPORTING PERSONS Sands Capital Global Innovation Fund-Public Opportunities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 6,008
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 6,008

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,008
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% [1]
12	TYPE OF REPORTING PERSON (See Instructions) PN

[1]	The percentages set forth herein are calculated based on 72,592,767 shares of Series A Common Stock outstanding as of July 31, 2024.

13G

CUSIP No. 49845K101

1	NAMES OF REPORTING PERSONS Sands Capital Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,509,317 [1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,509,317 [1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,509,317 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8% 1 2
12	TYPE OF REPORTING PERSON (See Instructions) OO

[1]

This amount includes 2,760,398 shares of Series A Common Stock that are beneficially owned by Sands Capital Global Innovation Fund II, L.P. (“Sands Innovation Fund II”) and 748,919 shares of Series A Common Stock that are beneficially owned by Sands Capital Global Innovation Fund II-KLV, L.P. (“Sands Innovation Fund II-KLV”. and, together with Sands Innovation Fund II, the “Sands Funds”). Sands Capital Ventures, LLC, as the investment manager of each of the Sands Funds, may be deemed to beneficially own a total of 3,509,317 shares of Series A Common Stock beneficially owned by the Sands Funds.

[2]	The percentages set forth herein are calculated based on 72,592,767 shares of Series A Common Stock outstanding as of July 31, 2024.

13G

CUSIP No. 49845K101

1	NAMES OF REPORTING PERSONS Sands Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,428,170
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,428,170

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,428,170
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0% [1]
12	TYPE OF REPORTING PERSON (See Instructions) IA

[1]	The percentages set forth herein are calculated based on 72,592,767 shares of Series A Common Stock outstanding as of July 31, 2024.

13G

CUSIP No. 49845K101

1	NAMES OF REPORTING PERSONS Frank M. Sands
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 4,943,495 [1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 4,943,495 [1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,943,495 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8% 1 2
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

[1]

This amount includes: (i) 2,760,398 shares of Series A Common Stock that are beneficially owned by Sands Innovation Fund II; (ii) 748,919 shares of Series A Common Stock that are beneficially owned by Sands Innovation Fund II-KLV; (iii) 6,008 shares of Series A Common Stock that are beneficially owned by Sands Capital Global Innovation Fund-Public Opportunities, L.P. (“Sands Innovation Fund-Public Opportunities”); and (iv) 1,428,170 shares of Series A Common Stock that are beneficially owned by Sands Capital Management, LLC (“SCM”). Frank M. Sands holds ultimate voting and investment power over securities held by the Sands Funds, Sands Innovation Fund-Public Opportunities, and SCM, and thus may be deemed to beneficially own a total of 4,943,495 shares of Series A Common Stock beneficially owned by the Sands Funds, Sands Innovation Fund-Public Opportunities, and SCM.

[2]	The percentages set forth herein are calculated based on 72,592,767 shares of Series A Common Stock outstanding as of July 31, 2024.

This Amendment No. 1 to Schedule 13G amends and restates in its entirety the Schedule 13G initially filed on February 13, 2024 (together with all prior and current amendments thereto, this “Schedule 13G”).

Item 1.	Issuer

(a)	Name of Issuer:

The name of the issuer to which this filing on Schedule 13G relates is Klaviyo, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Issuer are located at 125 Summer Street, 6th Floor, Boston, Massachusetts 02110.

Item 2.	Identity and Background

(a)	Name of Person(s) Filing:

This Schedule 13G is being filed jointly by: (i) Sands Capital Global Innovation Fund II, L.P. (“Sands Innovation Fund II”); (ii) Sands Capital Global Innovation Fund II-KLV, L.P. (“Sands Innovation Fund II-KLV” and, together with Sands Innovation Fund II, the “Sands Funds”); (iii) Sands Capital Global Innovation Fund-Public Opportunities, L.P. (“Sands Innovation Fund-Public Opportunities”); (iv) Sands Capital Ventures, LLC (“SCV”), the investment manager of the Sands Funds; (v) Sands Capital Management, LLC (“SCM”); and (vi) Frank M. Sands (“Sands”). The Sands Funds, Sands Innovation Fund-Public Opportunities, SCV, SCM and Sands are together referred to herein as the “Reporting Persons”.

Sands Capital Global Innovation Fund II-GP, L.P. (“Sands Innovation GP L.P.”) is the general partner of each of Sands Innovation Fund II and Sands Innovation Fund II-KLV. Sands Capital Global Innovation Fund II-GP, LLC (“Sands Innovation GP LLC”) is the general partner of Sands Innovation GP L.P. Sands Capital Global Innovation Fund-Public Opportunities-GP, L.P. (“Sands Innovation-Public Opportunities-GP L.P.”) is the general partner of Sands Innovation Fund-Public Opportunities. Sands Capital Global Innovation Fund-Public Opportunities-GP, LLC (“Sands Innovation-Public Opportunities-GP LLC” and, together with Sands Innovation GP L.P., Sands Innovation GP LLC and Sands Innovation-Public Opportunities-GP L.P., the “Sands General Partners”) is the general partner of Sands Innovation-Public Opportunities-GP L.P. SCV is the investment manager of each of the Sands Funds and thus may be deemed to beneficially own the shares of Series A Common Stock beneficially owned by the Sands Funds. Sands holds ultimate voting and investment power over securities held by the Sands Funds, Sands Innovation Fund-Public Opportunities, and SCM, and thus may be deemed to beneficially own the shares of Series A Common Stock beneficially owned by the Sands Funds and SCM.

(b)	Address of Principal Business Office, or if None, Residence:

The principal business address of each of the Reporting Persons and the Sands General Partners is 1000 Wilson Blvd., Suite 3000, Arlington, VA 22209.

(c)	Citizenship or Place of Organization:

Each of Sands Innovation Fund II and Sands Innovation GP L.P. is organized under the laws of the Cayman Islands. Each of Sands Innovation Fund II-KLV, Sands Innovation GP LLC, Sands Innovation Fund-Public Opportunities, Sands Innovation-Public Opportunities-GP L.P., Sands Innovation-Public Opportunities-GP LLC, SCV and SCM is organized under the laws of the State of Delaware. Sands is a citizen of the United States.

(d)	Title of Class of Securities:

The class of securities of the Issuer to which this Schedule 13G relates is Series A Common Stock, $0.001 par value per share (“Series A Common Stock”).

(e)	CUSIP Number:

The CUSIP number of the Series A Common Stock is 49845K101.

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is an Entity Specified in (a) - (k):

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

See rows 5 through 11 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

☒ Securities reported on this Schedule 13G are held in the accounts of various clients of SCM, which may include pension plans, endowments, foundations, mutual funds, charities, state and municipal government entities, Taft-Hartley plans, families, and individuals, among other types. Such clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein. No such client’s interest in the class of securities reported herein is more than 5%.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

Sands Capital Global Innovation Fund II, L.P., and Sands Capital Global Innovation Fund II-KLV, L.P.

By: Sands Capital Global Innovation Fund II-GP, L.P., their general partner

By: Sands Capital Global Innovation Fund II-GP, LLC, its general partner

By:	/s/ Jonathan Goodman
Name: Jonathan Goodman
Title: General Counsel

Sands Capital Global Innovation Fund-Public Opportunities, L.P.

By: Sands Capital Global Innovation Fund-Public Opportunities-GP, L.P., its general partner

By: Sands Capital Global Innovation Fund-Public Opportunities-GP, LLC, its general partner

By:	/s/ Jonathan Goodman
Name: Jonathan Goodman
Title: General Counsel

Sands Capital Ventures, LLC

By:	/s/ Jonathan Goodman
Name: Jonathan Goodman
Title: General Counsel

Sands Capital Management, LLC

/s/ Alexandra R. Fulk
Name: Alexandra R. Fulk Title: Chief Compliance Officer, Senior Counsel

By:	Frank M. Sands
Name: Frank M. Sands

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)